UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. __)

DHT Holdings, Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

Frontline Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
Attn: Georgina E. Sousa
+1 (441) 295 6935

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,891,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,891,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,891,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GHL World Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,465,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,465,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,465,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*10,891,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*10,891,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*10,891,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited holds approximately 48.4% of the issued and outstanding shares of Frontline Ltd. As such, Hemen Holding Limited may be deemed to beneficially own the Common Shares that Frontline Ltd. beneficially owns.

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*15,356,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*15,356,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*15,356,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited and GHL World Ltd. As such, it may be deemed to beneficially own any Common Shares beneficially owned by Hemen Holding Limited and GHL World Ltd.

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*15,356,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*15,356,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*15,356,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited and GHL World Ltd. As such, C.K. Limited may be deemed to beneficially own any Common Shares beneficially owned by Greenwich Holdings Limited, Hemen Holding Limited and GHL World Ltd.

CUSIP No.	Y2065G121

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*15,356,009

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*15,356,009

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*15,356,009

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 15,356,009 Common Shares through his indirect influence over Hemen Holding Limited, GHL World Ltd, and Greenwich Holdings Limited. The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited and GHL World Ltd. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of any Common Shares beneficially owned by Hemen Holding Limited, GHL World Ltd and Greenwich Holdings Limited except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the Common Shares beneficially owned by Hemen Holding Limited, GHL World Ltd and Greenwich Holdings Limited.

CUSIP NO. Y2065G121

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common shares, par value $0.01 per share (the "Common Shares") of DHT Holdings, Inc., a company incorporated in the Republic of the Marshall Islands (the "Issuer"). The address of the principal executive office of the Issuer is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Item 2. Identity and Background

(a),(f)
The persons filing this statement are Frontline Ltd., a company incorporated in Bermuda ("Frontline"), GHL World Ltd, a company incorporated in Cyprus ("GHL"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, GHL, Hemen, Greenwich, C.K. Limited, the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of GHL, Hemen and Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Frontline is acting as an international shipping company. The principal business of GHL, Hemen and Greenwich is acting as investment holding companies. Hemen is the largest shareholder in Frontline, holding approximately 48.4% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and GHL. The principal business of C.K. Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the sole shareholders of Greenwich and indirect owners of Hemen and GHL. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, GHL, Hemen, Greenwich and C.K. Limited is reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman, President & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, UK. Mr. Fredriksen is also the president, director and chairman of the board of directors of Seadrill Limited and is a member of the board of directors of Golden Ocean Group Limited.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom. Ms. Blankenship also serves as a director of Seadrill Limited, Seadrill Partners LLC, Golden Ocean Group Limited, Archer Limited, Ship Finance International Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also a director and secretary of Seadrill Limited, Independent Tankers Corporation Limited, and the Secretary of Golden Ocean Group Limited, Seadrill Partners LLC, and Archer Limited.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited.

Robert Hvide Macleod	Director and Principal Executive Officer	Mr. Macleod is a citizen of Norway. Mr. Macleod is also the chief executive officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Ms. Burnard's principal occupation is serving as Assistant Secretary of Frontline Ltd.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline Ltd.

The name, citizenship, present principal occupation or employment and the business address of GHL directors is set forth below. GHL does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Agiou Modestou, 20 Pyrga, CY7648, Larnaca, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Director	Ms. Theocharous' principal business address is Christou Mantika, 30 Kato Polemidia, CY4154, Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Hemen's directors is set forth below. Hemen does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Agiou Modestou, 20 Pyrga, CY7648, Larnaca, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director	Ms. Theocharous' principal business address is Christou Mantika, 30 Kato Polemidia, CY4154, Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Christoforis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY4103, Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

(d),(e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the 15,356,009 Common Shares reported on this Schedule 13D in various open market transactions and block trades for an aggregate of $62,465,814.76 (including commissions). Funds used to acquire such Common Shares have come from the general working capital of the Reporting Persons.

Item 4. Purpose of Transaction

Frontline has approached the board of directors of the Issuer with a non-binding proposal for a possible business combination where Frontline would acquire all outstanding Common Shares, other than those owned by the Reporting Persons, in a stock-for-stock transaction at a ratio of 0.725 Frontline shares for each Common Share. Such proposal is subject to usual and customary conditions.

There can be no assurance that any discussions that may occur between Frontline and the Issuer will be limited to transaction terms consistent with those proposed by Frontline as described above, or result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a possible transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a potential transaction, the terms and timing of any such agreement, and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of the Reporting Persons, including the satisfactory completion of due diligence, the approval of the board of directors of Frontline and the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement. The Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the board of directors of Frontline and of the Issuer have approved a specific transaction, if any, except as may be required by law.

In connection with the consummation of the possible transaction described in the foregoing, the Reporting Persons may take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including the acquisition or disposition of Common Shares, a merger or solicitation of proxies, and may discuss such actions with the Issuer, its management and board of directors, other shareholders and other persons.

The Reporting Persons at any time and from time to time may acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

Except as described herein, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(c)
As of the date hereof, Frontline may be deemed to be the beneficial owner of 10,891,009 Common Shares, constituting 11.7% of the outstanding Common Shares, based upon 93,366,062 Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 10,891,009 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 10,891,009 Common Shares.

As of the date hereof, GHL may be deemed to be the beneficial owner of 4,465,000 Common Shares, constituting 4.8% of the Common Shares based upon 93,366,062 Common Shares outstanding. GHL has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 4,465,000 Common Shares. GHL has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 4,465,000 Common Shares.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 10,891,009 Common Shares, constituting 11.7% of the Common Shares based upon 93,366,062 Common Shares outstanding. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 10,891,009 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 10,891,009 Common Shares.

As of the date hereof, Greenwich, through Hemen and GHL (as described in Item 2(c) above), may be deemed to be the beneficial owner of 15,356,009 Common Shares, constituting 16.4% of the Common Shares based upon 93,366,062 Common Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 15,356,009 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 15,356,009 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c) above), may be deemed to be the beneficial owner of 15,356,009 Common Shares, constituting 16.4% of the Common Shares based upon 93,366,062 Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 15,356,009 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 15,356,009 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 15,356,009 Common Shares through his indirect influence over Hemen, GHL, and Greenwich, the shares of which are held in the Trusts, constituting 16.4% of the Common Shares based upon 93,366,062 Common Shares outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 15,356,009 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 15,356,009 Common Shares.

Except as described above, no Common Shares are beneficially owned by the persons named in Item 2.

During the past sixty (60) days, Frontline and GHL Investments (Europe) Ltd, a company incorporated in Cyprus ("GHL Europe"), purchased Common Shares in open-market transactions or block trades reported on the New York Stock Exchange. The transaction dates, number of shares purchased and prices per share during that period are set forth on Exhibit B hereto. GHL Europe is an indirect wholly-owned subsidiary of Greenwich, which may be deemed to beneficially own the Common Shares acquired by GHL Europe.

GHL Europe transferred 3,030,000 Common Shares to GHL on December 7, 2016 and 1,435,000 Common Shares to GHL on January 4, 2017, in each case for no consideration. Following such transfers, GHL Europe beneficially owned no Common Shares.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any other person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement
Exhibit B: Information concerning transactions during the past 60 days

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2017
(Date)

Frontline Ltd.
By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
GHL World Ltd
By: /s/ Eirini Santhi Theocharous
Name: Eirini Santhi Theocharous Title: Director
Hemen Holding Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)
John Fredriksen (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated January 30, 2017, relating to the Common Shares, par value $0.01 per share of DHT Holdings, Inc. shall be filed on behalf of the undersigned.

January 30, 2017
(Date)

Frontline Ltd.
By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
GHL World Ltd
By: /s/ Eirini Santhi Theocharous
Name: Eirini Santhi Theocharous Title: Director
Hemen Holding Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)
John Fredriksen (Name)

Exhibit B

TRANSACTIONS DURING THE PAST 60 DAYS
Frontline
Date	Shares Purchased/(Sold)	Average Price per Share
1/18/2017	6,500,000	$4.163
1/18/2017	552,000	$4.1785
1/19/2017	387,941	$4.257
1/20/2017	626,144	$4.3462
1/23/2017	31,626	$4.3366
1/24/2017	259,282	$4.3763
1/25/2017	948,703	$4.3876
1/26/2017	1,285,313	$4.3801
1/27/2017	364,883	$4.3148
1/27/2017	(64,883)	$4.2758

GHL Europe

Date	Shares Purchased	Average Price per Share
11/30/2016	450,000	$3.5525
12/1/2016	250,000	$3.5262
12/2/2016	28,700	$3.5486
12/6/2016	330,000	$3.5492
12/7/2016	161,300	$3.5708
12/20/2016	215,000	$3.9405